As filed with the Securities and Exchange Commission on September 25, 2020
Securities Act Registration No. 333-233317

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒ Registration Statement under the Securities Act of 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 2
and/or

 □ Registration Statement under the Investment Company Act of 1940

 ☐ Amendment No.

BLACKROCK TCP CAPITAL CORP.
(Exact Name of Registrant as Specified in its Charter)

2951 28th Street, Suite 1000
Santa Monica, California 90405
(Address of Principal Executive Offices)

(310) 566-1094
(Registrant’s Telephone Number, Including Area Code)

Howard M. Levkowitz
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(Name and Address of Agent for Service)

Copies to:
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
212-735-3000

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box  ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box  ☐

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box  ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☒	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-233317) of BlackRock TCP Capital Corp. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements

The following statements of the Company are incorporated by reference in Part A of this Registration Statement:

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Assets and Liabilities as of December 31, 2019 and 2018

Consolidated Schedule of Investments as of December 31, 2019 and 2018

Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017

Consolidated Statements of Changes in Net Assets for the years ended December 31, 2019, 2018 and 2017

Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017

Notes to Consolidated Financial Statements

Consolidated Schedules of Changes in Investments in Affiliates as of December 31, 2019 and 2018

Consolidated Schedules of Restricted Securities of Unaffiliated Issuers as of December 31, 2019 and 2018

Consolidated Statements of Assets and Liabilities as of June 30, 2020 (unaudited) and December 31, 2019

Consolidated Schedule of Investments as of June 30, 2020 (unaudited) and December 31, 2019

Consolidated Statements of Operations for the three and six months ended June 30, 2020 (unaudited) and June 30, 2019 (unaudited)

Consolidated Statements of Changes in Net Assets for the three and six months ended June 30, 2020 (unaudited) and June 30, 2019 (unaudited)

Consolidated Statements of Cash Flows for the six months ended June 30, 2020 (unaudited) and June 30, 2019 (unaudited)

Notes to Consolidated Financial Statements (unaudited)

Consolidated Schedule of Changes in Investments in Affiliates for the six months ended June 30, 2020 (unaudited) and year ended December 31, 2019

Consolidated Schedule of Restricted Securities of Unaffiliated Issuers as of June 30, 2020 (unaudited) and December 31, 2019

(2)	Exhibit

Exhibit No.	Description
(a)(1)	Certificate of Incorporation of the Registrant(2)
(a)(2)	Certificate of Amendment to the Certificate of Incorporation of the Registrant(3)
(b)	Amended and Restated Bylaws of the Registrant(4)
(c)	Not Applicable
(d)(1)	Statement of Eligibility of Trustee on Form T-1(19)
(d)(2)	Form of Certificate of Designation for Preferred Stock(8)
(d)(3)	Indenture, dated as of August 11, 2017, by and between the Registrant and U.S. Bank National Association, as the Trustee(12)
(d)(4)	First Supplemental Indenture, dated as of August 11, 2017, by and between the Registrant and U.S. Bank National Association, as the Trustee(12)
(d)(5)	Form of Global Note of 4.125% Notes Due 2022 (included as part of Exhibit (d)(4))(12)
(d)(6)	Form of Global Note of 4.125% Notes Due 2022(13)
(d)(7)	Second Supplemental Indenture, dated as of August 23, 2019, by and between the Registrant and U.S. Bank National Association, as the Trustee(20)
(d)(8)	Form of Global Note of 3.900% Notes Due 2024 (included as part of Exhibit (d)(7))(20)
(e)	Form of Dividend Reinvestment Plan(7)
(f)	Not Applicable
(g)	Form of Investment Management Agreement By and Between Registrant and Tennenbaum Capital Partners, LLC(7)
(h)	Form of Underwriting Agreement(27)
(i)	Not Applicable
(j)	Custodial Agreement dated as of July 31, 2006(5)
(k)(1)	Form of Administration Agreement of the Registrant(6)
(k)(2)	Form of Transfer Agency and Registrar Services Agreement(7)
(k)(3)	Form of License Agreement(7)
(k)(4)	Indenture, dated as of June 17, 2014, by and between the Registrant and U.S. Bank National Association, as the Trustee(9)
(k)(5)	Form of Global Note of 5.25% Convertible Senior Notes Due 2019 (included as part of Exhibit (k)(4))(9)
(k)(6)	Indenture, dated as of September 6, 2016, by and between the Registrant and U.S. Bank National Association, as the Trustee (11)
(k)(7)	Form of Global Note of 4.625% Convertible Senior Notes due 2022 (included as part of Exhibit (k)(6))(11)
(k)(8)	TCPC Funding II Loan Financing and Servicing Agreement, dated as of August 4, 2020(16)
(k)(9)	Amended and Restated Senior Secured Revolving Credit Agreement dated as of May 6, 2019(17)
(k)(10)	Amendment No. 1 to Amended and Restated Senior Secured Revolving Credit Agreement dated as of May 6, 2019(24)
(k)(11)	Amendment No. 2 to Amended and Restated Senior Secured Revolving Credit Agreement dated as of May 6, 2019(25)
(k)(12)	Incremental Commitment Agreement, by, among others, Special Value Continuation Partners LLC and ING Capital LLC, as administrative agent(26)
(k)(13)	Amended and Restated Guaranty, Pledge and Security Agreement dated as of May 6, 2019(18)
(k)(14)	License Agreement (23)
(l)(1)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Registrant(19)
(l)(2)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Registrant(21)
(l)(3)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Registrant(22)
(m)	Not Applicable
(n)(1)	Consent of Deloitte & Touche LLP(1)
(n)(2)	Report of Deloitte & Touche LLP on the “Senior Securities” table(1)
(n)(5)	Power of Attorney(19)
(n)(6)	Power of Attorney of Andrea L. Petro(1)
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Consolidated Code of Ethics of the Registrant and our Advisor(7)
99.1	Form of Preliminary Prospectus Supplement For Common Stock Offerings(19)
99.2	Form of Preliminary Prospectus Supplement For Preferred Stock Offerings(19)
99.3	Form of Preliminary Prospectus Supplement For Debt Offerings(19)
99.4	Form of Preliminary Prospectus Supplement For Subscription Rights Offerings(19)
99.5	Form of Preliminary Prospectus Supplement For Warrant Offerings(19)

(1)	Filed herewith.
(2)	Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-172669), on Form N-2, filed on May 13, 2011.
(3)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 8-K, filed on August 2, 2018.
(4)	Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 8-K, filed on August 2, 2018.
(5)	Incorporated by reference to Exhibit 10.2 to Form 10-12G of Special Value Continuation Partners, LP (File No. 000-54393), filed May 6, 2011.
(6)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-172669), on Form N-2, filed on May 13, 2011.
(7)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-172669), on Form N-2, filed on March 5, 2012.
(8)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-194669), on Form N-2, filed on June 5, 2014.
(9)	Incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on June 17, 2014.
(10)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-204571), on Form N-2, filed on May 29, 2015.
(11)	Incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on September 6, 2016.
(12)
Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-216716), on Form N-2, filed on August 11, 2017.

(13)
Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-216716), on Form N-2, filed on November 3, 2017.

(14)
Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-216716) on Form N-2, filed on November 28, 2017.

(15)	Incorporated by reference to Exhibit 3 to Special Value Continuation Partner, LP’s Form 8-K filed on January 30, 2018.
(16)	Incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on August 6, 2020.
(17)	Incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed on May 8, 2019.
(18)	Incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K filed on May 8, 2019.
(19)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-233317) on Form N-2, filed on August 16, 2019.
(20)	Incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on August 23, 2019.
(21)	Incorporated by reference to Exhibit 5.1 of the Registrant’s Form 8-K filed on August 23, 2019.
(22)	Incorporated by reference to Exhibit 5.1 of the Registrant’s Form 8-K filed on November 26, 2019.
(23)	Incorporated by reference to Exhibit 10.19 of the Registrant’s Form 10-K filed on February 26, 2020.
(24)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on April 28, 2020.
(25)	Incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed on April 28, 2020.
(26)	Incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K filed on April 28, 2020.
(27)	To be filed by amendment.

ITEM 26.	MARKETING ARRANGEMENTS

Any information concerning any underwriters (and related marketing arrangements) will be contained in the accompanying prospectus supplement, if any.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION**
Commission registration fee	*
Nasdaq Global Select Additional Listing Fees	**
FINRA filing fee	**
Accounting fees and expenses	**
Legal fees and expenses	**
Printing and engraving	**
Miscellaneous fees and expenses	**
Total	**
*	Deferred in reliance on Rule 456(b) and 457(r), except $69,540 previously paid.
**	These fees and expenses are calculated based on the number of issuances and amount of securities offered and accordingly cannot be estimated at this time.
All of the expenses set forth above shall be borne by the Company.

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

As of September 23, 2020, the following list sets forth entities in which the Registrant owns a controlling interest, the state under whose laws the entity is organized, and the percentage of voting securities or membership interests owned by the Registrant in such entity.

Name of Entity and Place of Jurisdiction	% of Voting Securities Owned
Special Value Continuation Partners, LLC (Delaware)	100.0%
TCPC Funding I LLC (Delaware)	100.0%
TCPC Funding II LLC (Delaware)	100.0%
TCPC SBIC, LP (Delaware)	100.0%

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of our common stock at July 24, 2020.
Title of Class	Number of Record Holders
Common Stock, par value $.001 per share	23

ITEM 30.	INDEMNIFICATION

The information contained under the heading “Description of Our Capital Stock” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISOR
For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of our Advisor, reference is made to our Advisor’s Form ADV, filed with the Securities and Exchange Commission under the Investment Advisers Act of 1940, and incorporated herein by reference upon filing.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:
(1)	the Registrant, 2951 28th Street, Suite 1000, Santa Monica, CA 90405;
(2)	the Transfer Agent, Wells Fargo Bank, National Association, 161 North Concord Exchange, South Saint Paul, MN 55075;
(3)	the Custodian, Wells Fargo Bank, National Association, 9062 Old Annapolis Rd., Columbia, MD 21045-1951; and
(4)	our Advisor, 2951 28th Street, Suite 1000, Santa Monica, CA 90405. Our Advisor’s telephone number is (310) 566-1094, and its facsimile number is (310) 566-1010.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

1. Not applicable.

2. Not applicable.

3. Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act.

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
(d)
that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)
that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)
the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act  relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser

4. Not applicable.

5. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7. Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, in the State of California, on the 25th day of September, 2020.
BLACKROCK TCP CAPITAL CORP.

By:	/s/ Howard M. Levkowitz
Howard M. Levkowitz
Chief Executive Officer, Chairman of the Board and Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities indicated on the 25th day of September, 2020. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title
/s/ Howard M. Levkowitz	Chief Executive Officer, Chairman of the Board and Director (principal executive officer)
Howard M. Levkowitz

/s/ Paul L. Davis*	Chief Financial Officer (principal financial and accounting officer)
Paul L. Davis

/s/ Kathleen A. Corbet*	Director
Kathleen A. Corbet

/s/ Eric Draut*	Director
Eric Draut

/s/ Andrea L. Petro*	Director
Andrea L. Petro

/s/ M. Freddie Reiss*	Director
M. Freddie Reiss

/s/ Peter E. Schwab*	Director
Peter E. Schwab

/s/ Rajneesh Vig*	Director
Rajneesh Vig

/s/ Karyn L. Williams*	Director
Karyn L. Williams

*By:	/s/ Howard M. Levkowitz
Howard M. Levkowitz, as Attorney-in-Fact